United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-36419

TRIVASCULAR TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

3910 Brickway Blvd.

Santa Rosa, CA 95403

(707) 543-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*	On February 3, 2016, pursuant to the Agreement and Plan of Merger, dated as of October 26, 2015, by and among Endologix, Inc., a Delaware corporation (“Endologix”), its wholly owned subsidiary, Teton Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and TriVascular Technologies, Inc., a Delaware corporation (“TriVascular”), Merger Sub merged with and into TriVascular, with TriVascular being the surviving entity (the “Merger”). As a result of the Merger, TriVascular became a direct wholly owned subsidiary of Endologix.

Pursuant to the requirements of the Securities Exchange Act of 1934, TriVascular Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 17, 2016	By:	/s/ John McDermott
	Name:	John McDermott
	Title:	Chief Executive Officer